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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                          GIGA INFORMATION GROUP, INC.
                           (Name of Subject Company)
                          GIGA INFORMATION GROUP, INC.
                       (Name of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Classes of Securities)

                             ---------------------

                                   37517M109
                     (CUSIP Number of Class of Securities)

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                                JOHN F. ANDREWS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          GIGA INFORMATION GROUP, INC.
                                139 MAIN STREET
                         CAMBRIDGE, MASSACHUSETTS 02142
                                 (617) 577-4900
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                             ---------------------

                                    COPY TO:

                              STEVEN M. PECK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                               101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                             ---------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Giga Information Group, Inc., a Delaware corporation ("Giga" or the "Company"). The Company's principal executive offices are located at 139 Main Street, Cambridge, Massachusetts, and the Company's telephone number is (617) 577-4900.

     The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Common Stock, par value $0.001 per share of the Company, including the associated rights (the "Rights") to purchase Series A Junior Preferred Stock, par value $0.001 per share, issued pursuant to the Rights Agreement dated as of February 18, 2000 (as amended from time to time) between Giga and American Stock Transfer & Trust Co. (together, the "Giga Common Stock"). As of January 20, 2003, there were 10,788,872 shares of Giga Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by Whitcomb Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Forrester Research, Inc., a Delaware corporation ("Forrester Research" or the "Parent"), to purchase all of the issued and outstanding shares of Giga Common Stock (the "Shares") at a purchase price of $4.75 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated January 27, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission on January 27, 2003. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(2) and Exhibit (a)(3) hereto, respectively, and each is incorporated herein by reference.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 20, 2003, by and among Purchaser, Parent and Giga (the "Merger Agreement"). Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (or, at Parent's option, the Company will be merged with and into the Purchaser), with the surviving entity becoming a wholly owned subsidiary of Parent (the "Merger"). In the Merger, each outstanding Share (other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or Purchaser and
(iii) stockholders who are entitled to and have properly exercised their dissenters' rights under the Delaware General Corporation Law, as amended (the "DGCL")) will be converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest. The Merger Agreement, including the conditions of the Offer, is summarized in Sections 12 and 14 of Purchaser's Offer to Purchase.

     The Schedule TO states that the principal executive offices of Purchaser are located at 400 Technology Square, Cambridge, Massachusetts.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 that is attached as Annex A to this Statement and is incorporated herein by reference, or in the Schedule TO. Except as described in this Statement (including in the Exhibits hereto and in Annex A hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential

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conflict of interest between the Company or its affiliates and (1) the Company or its executive officers, directors or affiliates or (2) Purchaser, Parent or their respective executive officers, directors or affiliates.

     THE MERGER AGREEMENT. The summary of the Merger Agreement, including the description of the conditions of the Offer, contained in Sections 12 and 14, respectively, of the Offer to Purchase filed as an exhibit to the Schedule TO, which is being mailed to Giga stockholders together with this Statement, is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

     TENDER AGREEMENTS. The summary of the tender agreements entered into by the Purchaser and Parent dated January 20, 2003 with each of W.R. Hambrecht + Co., Inc., W.R. Hambrecht + Co., LLC, and Gideon I. Gartner, respectively (the "Tender Agreements"), contained in Section 12 of the Offer to Purchase filed as an exhibit to the Schedule TO, which is being mailed to the Giga stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreements, which have been filed as Exhibits (e)(4), (e)(5) and (e)(6) hereto, and the Letter Agreement dated as of January 20, 2003 among Park Avenue Equity Partners, L.P., Parent, the Purchaser and W.R. Hambrecht + Co., Inc., which has been filed as Exhibit (e)(7), all of which agreements are incorporated herein by reference.

     THE CONFIDENTIALITY AGREEMENT. The summary of the confidentiality agreement dated January 15, 2003, between the Company and Parent (the "Confidentiality Agreement") contained in Section 12 of the Offer to Purchase filed as an exhibit to the Schedule TO, which is being mailed to the Giga stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

     STOCK OPTIONS. The Merger Agreement provides that the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans (as defined in the Merger Agreement) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding options to purchase Shares granted under any Company Stock Plan (the "Company Stock Options") that, after giving effect to the actions taken by the Company's Board of Directors under the Company Stock Plans to deem the consummation of the Offer not to constitute a change in control, will be exercisable at the time of the first acceptance for payment of Shares pursuant to the Offer (the "Exercisable Options") to provide that each Exercisable Option outstanding at the time of the first acceptance for payment of Shares pursuant to the Offer shall be cancelled in exchange for a cash payment by the Company as soon as practicable following the first acceptance for payment of Shares pursuant to the Offer of an amount equal to (i) the excess, if any, of (x) the highest price per Share to be paid pursuant to the Offer over (y) the exercise price per Share subject to such Exercisable Option, multiplied by (ii) the number of Shares for which such Exercisable Option shall not have been exercised. Parent will advance the amount of funds to the Company that it requires in order to comply with these provisions on terms mutually acceptable to Parent and the Company. Upon the acceleration of the Company Stock Options in connection with consummation of the Offer, the executive officers and directors of the Company will respectively receive the following amounts: John F. Andrews ($1,650,000); A.G.W. Biddle, III ($54,328.10); Neill H. Brownstein ($53,625); Richard L. Crandall ($53,625);
Michael Faherty ($127,875); Judith Hamilton ($87,250); John B. Landry ($53,625); Victoria M. Lynch ($359,027.99); and Daniel Mahoney ($51,319).

     Each outstanding option to purchase Shares under the Company's 1999 Employee Stock Purchase Plan (the "Company ESPP") will be treated in accordance with the provisions of the ESPP. As soon as practicable following the date of the Merger Agreement, the Company's Board of Directors shall take all action necessary to set a new Exercise Date (as defined in the Company ESPP) for the Purchase Period (as defined in the Company ESPP) now in progress, which new Exercise Date shall be on or prior to February 14, 2003 (the "New Exercise Date"). The Company shall give any required notice to participants in the Company ESPP and each participant shall have the right to exercise his or her

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outstanding option under the Company ESPP in full based on the accumulated payroll deductions credited to his or her account through the New Exercise Date. From and after the New Exercise Date, no new payroll contributions shall be accepted by, or made to, the Company ESPP. The Company has agreed that, from January 20, 2003 through the New Exercise Date, it will operate the Company ESPP only in the ordinary course and in a manner consistent with the previous operation of the Company ESPP.

     INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. Parent and the Purchaser have agreed in the Merger Agreement that Parent shall, to the fullest extent permitted by law, cause the Company (from and after the Control Date) and the surviving corporation in the Merger (from and after the Effective Time) to honor all the Company's obligations to indemnify, defend and hold harmless (including any obligations to advance funds for expenses) the current and former directors and officers of the Company and its subsidiaries against all losses, claims, damages or liabilities arising out of acts or omissions by any such directors and officers occurring prior to the Effective Time to the maximum extent that such obligations of the Company exist on the date of the Merger Agreement, whether pursuant to the Company's charter, the Company's by-laws, the DGCL, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company's charter, the Company's by-laws, the DGCL and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. In the event a current or former director or officer of the Company or any of its subsidiaries is entitled to indemnification, such director or officer shall be entitled to reimbursement from the Company (from and after the Control Date) or the corporation surviving the Merger (from and after the Effective Time) for reasonable attorney fees and expenses incurred by such director or officer in pursuing such indemnification, including payment of such fees and expenses by the corporation surviving the Merger or the Company, as applicable, in advance of the final disposition of such action upon receipt of an undertaking by such current or former director or officer to repay such payment if it shall be adjudicated that such current or former director or officer was not entitled to such payment.

     The Merger Agreement also provides that from and after the Control Date for a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may either (i) substitute therefor policies with reputable and financially sound carriers or
(ii) maintain self insurance or similar arrangements through a financially sound insurance affiliate of Parent, in each case of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of the date hereof by the Company for such insurance (such 200% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium. In the Merger Agreement, the Company has represented to Parent that the Maximum Premium is $558,480.

     The Company has agreed in the Merger Agreement to maintain, through the Effective Time, the Company's existing directors' and officers' insurance in full force and effect without reduction of coverage.

     The Merger Agreement also provides that if the corporation surviving the merger or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger and the continuing or surviving entity does not assume the indemnification obligations of the surviving corporation, or
(ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the corporation surviving the merger assume, as a matter of law or otherwise, the obligations.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     RECOMMENDATION OF THE BOARD. The Board of Directors (the "Board" or the "Board of Directors") of the Company, at a meeting held on January 20, 2003, by unanimous vote approved, adopted and declared advisable the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby, approved the acquisition of the Shares by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement and exempted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Tender Agreements from the restrictions of Section 203 of the DGCL and the Rights Agreement. At this meeting, the Board by unanimous vote recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     BACKGROUND OF THE OFFER. In late 1999, the Board and the Company's management team assessed the Company's business, the industry in which the Company operated and alternatives for maximizing the Company's opportunities. The Company concluded that as a small public company it would be difficult to attract investment analyst coverage or become an attractive investment opportunity for institutional investors. Thus, it would be difficult for the Company to access capital markets and its stock would continue to be priced at valuations below its largest competitors, making it difficult to grow through acquisition. This led to the Board's conclusion that the Company should seek a strategic transaction with an industry participant likely to survive the consolidation that the Board anticipated would occur in the Company's industry.

     From late 1999 through 2000, the Company approached various industry participants to explore the possibility of a strategic transaction. None of these discussions produced significant interest in a strategic transaction involving the Company.

     In December of 2000, the Company retained an investment banking firm (the "Investment Banker") to explore a potential sale of the Company. The Investment Banker approached approximately 20 organizations regarding a sale transaction involving the Company from the time of its engagement through June 2002. Preliminary discussions were held with approximately six of those parties, including the two parties (other than Forrester Research) discussed below.

     In the spring of 2001, an internet content aggregation company made a verbal offer to acquire the Company for consideration of $2.00 per share in that company's stock. The Board discussed the offer and rejected it as inadequate.

     During the summer of 2001, Robert Weiler, then Chief Executive Officer of the Company, and George Colony, the Chairman and Chief Executive Officer of Forrester Research, met to discuss their respective businesses. At such meeting, Mr. Colony asked Mr. Weiler what price, in his personal view, a third party would have to pay in order to acquire the Company. Mr. Weiler responded $9.00 a share. No further discussions concerning the sale of the Company to Forrester Research followed.

     During the winter of 2001, the Company began discussions with a privately held research and media firm and, in April of 2002, the Company received a verbal offer from this firm to be acquired for $4.00 per share in cash. After further negotiations, this offer was raised to $4.70 per share. Shortly thereafter, however, the organization retracted its offer citing difficulties, as a private company, in providing equity compensation to employees and concerns regarding its return on investment for a transaction at that price.

     After more than eighteen months of actively seeking a potential acquiror, in June of 2002, the Board ended the Investment Banker's engagement in order to focus on developing the Company's business. Although its rationale for seeking a strategic transaction had not changed, the Company believed that the ongoing search process was having a negative impact on its business. Also, it determined that there was less urgency to completing a transaction at that time, as the Company had reached profitability and improved its cash position.

     During the fall of 2002, the Company continued ongoing discussions with one of the parties it had previously approached, and had discussions with another potentially interested party. Such discussions did not produce an offer or serious engagement by the potential acquirors.

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     On December 19, 2002, Mr. Weiler, a director and then the former Chief
Executive Officer of the Company, received a call from Mr. Colony suggesting that the two meet. On December 23, 2002, Mr. Weiler and Mr. Colony met to discuss the possibility of an acquisition of the Company by Forrester Research. At that meeting, Mr. Weiler and Mr. Colony discussed potential synergies and the market strategies of the two organizations. Mr. Weiler indicated that discussion of any acquisition in the $2 to $4 range did not make sense but that if Forrester Research were serious about a potential acquisition at a higher price, then further discussions may be warranted. Later that day, Mr. Weiler and Mr. Colony set up a meeting for December 30, 2002 to discuss further a potential transaction.

     On December 30, 2002, Mr. Weiler, Mr. Colony, Mr. Warren Hadley (Forrester Research's Chief Financial Officer) and Mr. A.G.W. Biddle, III, a director of the Company, met to discuss a potential transaction. The parties discussed the operations of the Company and the potential synergies that could be recognized by Forrester Research in the event of a transaction. Mr. Colony asked whether the Company would entertain an offer in the $2 range. Mr. Biddle responded that the Company would not be interested in such an offer but that an offer in the $5 price range would be worth discussing further.

     Subsequent to that meeting Mr. Weiler and Mr. Hadley had further conversations regarding the Company's operations. On January 9, 2003, Mr. Colony called Mr. Weiler to discuss the Company and potential synergies and market enhancements for Forrester Research, as well as other operational matters.

     On January 10, 2003, Mr. Biddle received a call from Mr. Colony during which Mr. Colony proposed that Forrester Research acquire the Company for a price of $4.75 per share in cash. Mr. Colony emphasized to Mr. Biddle that $4.75 would be Forrester Research's best and final offer. He indicated that due to its desire to consummate a transaction as quickly as possible, Forrester Research had decided to offer its highest price. Mr. Colony indicated that if Forrester Research believed that the Company would attempt to negotiate a higher price, then Forrester Research would not pursue the transaction. The two discussed briefly some of the terms of the proposed transaction, including that it would be structured as an all cash tender offer followed by a statutory merger with consideration per share of $4.75 in cash.

     In the afternoon of January 13, 2003, the Board met to discuss the offer. Mr. Biddle updated the Board regarding his discussions with Forrester Research. He also discussed the proposed timetable, which would call for negotiation of a Merger Agreement during the week of January 13th, with a signing and announcement planned for early in the week of January 20th. He indicated that Forrester Research was interested in performing additional due diligence on the Company during this period. The Board unanimously authorized Mr. Biddle to continue negotiations concerning the transaction and agreed to meet again on January 15, 2003. Also on January 13, 2003, the Company provided a form of Confidentiality Agreement to Forrester Research relating to its anticipated due diligence.

     On January 14, 2003, Weil, Gotshal & Manges LLP, counsel for the Company, spoke with Ropes & Gray, counsel for Forrester Research, to discuss the structure and timing of the proposed transaction and to negotiate the terms of the Confidentiality Agreement.

     On January 15, 2003, the Board met again to consider the proposed transaction and receive an update from counsel and Mr. Biddle concerning the transaction. On the evening of January 15th, Forrester Research provided a preliminary draft of the Agreement and Plan of Merger to the Company.

     During the period from January 16 through January 20, 2003, representatives of Forrester Research and the Company negotiated the terms and conditions of the Agreement and Plan of Merger. Also, Forrester Research continued its due diligence review of the Company and the Company engaged Alliant Partners to render a fairness opinion to the Board regarding the fairness of the transaction to the stockholders of the Company from a financial point of view.

     The Board met in the afternoon of January 17, 2003 in order to receive an update on the progress of the transaction. During this meeting, the terms of the Agreement and Plan of Merger were discussed with the Board and the Board was apprised of the status of negotiations. The Board was also informed that

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Forrester Research had requested that Tender Agreements in support of the transaction be signed by Gideon I. Gartner and stockholders affiliated with W.R. Hambrecht + Co., Inc.

     On January 20, 2003, the final terms of the Agreement and Plan of Merger and the Tender Agreements were negotiated by the parties thereto and their respective advisors. In the afternoon of January 20, 2003, the Board reconvened. Mr. Biddle informed the Board that an agreement had been reached on the terms of the definitive agreements for the transaction. Alliant Partners delivered to the Board orally its opinion, which was later confirmed by delivery of its written opinion, to the effect that, as of January 20, 2003, and based on and subject to the matters discussed in the opinion, the $4.75 per share cash consideration to be received in the Offer and the Merger by the holders of the Giga Common Stock was fair to such stockholders from a financial point of view. Weil, Gotshal & Manges LLP then reviewed for the Board the course of the final negotiations concerning the terms of the Agreement and Plan of Merger and the Tender Agreements, and the terms and structure reflected in the final agreements. The Board adjourned to review the Agreement and Plan of Merger and then reconvened. In the evening of January 20, 2003, the Board discussed the transaction and unanimously approved the Agreement and Plan of Merger and the proposed Merger.

     The parties later executed the Agreement and Plan of Merger and the Tender Agreements. On January 21, 2003, prior to the open of the U.S. financial markets, Forrester Research and the Company jointly announced the Offer and the Merger.

  REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     In making the determinations and recommendations set forth in the first paragraph of this Item 4, the Board considered a number of factors, including, without limitation, the following:

     1. the amount of consideration to be received by the holders of Shares pursuant to the Offer and the Merger;

     2. the fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares;

     3. the historical and recent market prices of the Giga Common Stock and the fact that the Offer and the Merger will enable the holders of the Shares to realize a 204% premium over the $1.56 closing price of the Common Stock on the OTC Bulletin Board on January 17, 2003 (the last full trading day prior to announcement of the Offer) and a 160% premium over the average closing price of the Giga Common Stock during the twelve months preceding announcement of the Offer; and the fact that the cash Offer provides stockholders of the Company with liquidity to dispose of their Shares, which may not otherwise be available in the public market due to the low level of trading volume of the Shares;

     4. the process leading to the Offer and the Merger and the possible alternatives thereto, the range of possible benefits to the Company's stockholders and other constituencies of such alternatives and the expected timing and likelihood of accomplishing any of such alternatives;

     5. information with regard to the financial condition, results of operations, business and prospects of the Company, as well as current economic and market conditions;

     6. the likelihood that the proposed acquisition would be consummated, in light of (a) the Tender Agreements with affiliates of W.R. Hambrecht + Co., Inc. and Gideon I. Gartner, and (b) the fact that Purchaser's obligations under the Offer are not subject to any financing condition;

     7. the financial analyses and presentations of Alliant Partners to the Company's Board including its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $4.75 per Share cash consideration to be received in the Offer and the Merger by holders of shares of Giga Common Stock. The full text of the written opinion of Alliant Partners, dated

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         January 20, 2003, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. The Alliant Partners opinion is addressed to the Board, relates only to the fairness, from a financial point of view, of the per Share cash consideration to be received in the Offer and the Merger by holders of Giga Common Stock, and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Giga Common Stock in the Offer, how such stockholder should vote on the Merger, or as to any other matters relating to the Offer or the Merger. Holders of Giga Common Stock are encouraged to read such opinion carefully in its entirety; and

     8. the provisions of the Merger Agreement, including the closing conditions and the respective representations, warranties and covenants applicable to the parties, including the ability, due to the "fiduciary out" provisions of the Merger Agreement, for another qualified person to make a superior offer and the ability of the Board, in certain circumstances, to respond to such an offer and, in certain circumstances, to terminate the Merger Agreement.

     The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to, and considered by, it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

 OPINION OF THE COMPANY'S FINANCIAL ADVISOR

     The Company retained Alliant Partners to render an opinion regarding the fairness of the proposed transaction between the Company and the Purchaser, from a financial point of view, to the stockholders of the Company.

     On January 20, 2003, Alliant Partners delivered to the Board its opinion that, as of January 20, 2003, and based on the matters described in the opinion, the total consideration to be received by the stockholders of the Company in connection with the proposed merger was fair, from a financial point of view, to the stockholders of the Company. No limitations were imposed by the Company on the scope of Alliant Partners' investigations or the procedures to be followed by Alliant Partners in rendering its fairness opinion.

     The full text of the fairness opinion letter, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken by Alliant Partners in connection with the opinion is attached to this tender offer statement as Annex B. Stockholders of the Company are urged to read Alliant Partners' fairness opinion letter in its entirety. The fairness opinion was prepared for the benefit and use of the Board in its consideration of the merger and does not constitute a recommendation to stockholders of Giga as to how they should vote in connection with the transaction. The fairness opinion does not address the relative merits of the transaction or any other transactions or business strategies discussed by the Board as alternatives to the transaction or the underlying business decision of the Board to proceed with or effect the transaction, except with respect to the fairness of the total consideration to be received by Giga stockholders from a financial point of view. The summary of Alliant Partners' fairness opinion set forth in this tender offer statement is qualified in its entirety by reference to the full text of Alliant Partners' fairness opinion letter.

     In connection with the preparation of Alliant Partners' fairness opinion, Alliant Partners, among other things:

     - reviewed a draft of the merger agreement dated January 20, 2003;

     - reviewed financial statements and other financial and operating data concerning Giga prepared by Giga management;

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     - compared some aspects of the financial performance of Giga with comparable public companies and the prices paid for securities in those publicly traded companies;

     - analyzed available public information concerning other mergers and acquisitions comparable in whole or in part to the transaction;

     - assessed Giga's value using a discounted cash flow analysis of projected future cash flows; and

     - participated in discussions with Giga management concerning the operations, business strategy, financial performance and prospects for Giga as well as the strategic objectives of the transaction

     In conducting its review and arriving at its fairness opinion, Alliant Partners relied on and assumed the accuracy and completeness of the financial statements and other information provided by Giga or otherwise made available to Alliant Partners and did not assume independent responsibility to verify the information. Alliant Partners further relied on the assurances of Giga's management that the information provided was prepared on a reasonable basis in accordance with industry practice, and with respect to financial planning data, reflected the best currently available estimates and good faith judgments of Giga's management as to the expected future financial performance of Giga and that Giga management was not aware of any information or facts that would make the information provided to Alliant Partners incomplete or misleading.

     In arriving at the fairness opinion, Alliant Partners did not perform any appraisals or valuations of specific assets or liabilities of Giga and was not furnished with any appraisals or valuations.

     Alliant Partners did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which Giga or any of its respective affiliates were a party or may be subject. Although developments following the date of Alliant Partners' fairness opinion may affect the opinion, Alliant Partners assumed no obligation to update, revise or reaffirm the opinion.

     Following is a summary description including all material sources of information and valuation methodologies employed by Alliant Partners in conjunction with rendering its opinion to the Board.

COMPARABLE PUBLIC COMPANY ANALYSIS

     Alliant Partners compared some financial information and valuation ratios relating to Giga to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to Giga. The comparable companies selected included six publicly traded companies in the business of providing specialized research, analysis, and consulting services. Financial information reviewed by Alliant Partners included each company's: (a) enterprise value, calculated as the market capitalization of the selected company, plus the company's long term debt, less the company's excess cash; (b) trailing twelve months, or TTM, revenue as reported as of the date of Alliant Partners' fairness opinion; (c) TTM pro forma operating income; (d) revenue for calendar year 2001; (e) projected calendar year revenue estimates for 2002 and 2003; and (f) most recently available headcount figures. Comparable companies included: The Advisory Board Company; Corporate Executive Board Company; Forrester Research, Inc.; Gartner, Inc.; Jupitermedia Corp.; and META Group, Inc.

     Some adjustments for differences in performance, marketability, size and application of an acquisition control premium were made to the valuation multiples before reaching an implied weighted average enterprise value of $73.3 million for Giga through this methodology.

COMPARABLE TRANSACTION ANALYSIS

     Alliant Partners reviewed seven comparable merger and acquisition transactions from March 2000 through October 2002 involving sellers that share some characteristics with Giga, including companies in the business of providing specialized research, analysis, and consulting services. Those comparable merger and acquisition transactions of companies included: Datamonitor's acquisition of Computerwire Group; INT Media Group's acquisition of Jupiter Media Metrix's Research and Events Businesses; Gartner, Inc.'s acquisition of People3; Proxy Monitor's acquisition of Institutional Shareholder Services from Thomson; Media Metrix's acquisition of Jupiter Communications; Reuters Group's acquisition of The Yankee Group Research from Primark; and Jupiter Communications' acquisition of Internet Research Group.

     Estimated multiples paid in the comparable merger and acquisition transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. The transaction values were adjusted to account for changes in market conditions since the transaction effective date.

     Some adjustments for differences in performance were made to the valuation multiples before reaching an implied weighted average enterprise value of $42.4 million for Giga through this methodology.

     No company, transaction or business utilized as a comparison in the comparable public company analysis or the comparable transaction analysis is identical to Giga or the transaction. In evaluating the comparable companies, Alliant Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Giga. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, comparable transactions or the business segment, companies or transactions to which they are being compared.

DISCOUNTED CASH FLOW ANALYSIS

     Alliant estimated the present value of the projected future cash flows of Giga on a stand-alone basis based on projections for the years ending December 31, 2003 through December 31, 2005 and an appropriate discount rate. Alliant Partners obtained a terminal valuation based on application of the Gordon Growth Model. Based on this methodology, Giga has an implied enterprise value of $45.2 million.

VALUATION SUMMARY

     To reach a value range for the equity value of Giga, Alliant Partners utilized a weighted average of the value indications implied by the three methodologies of $53.6 million, weighting each methodology equally. After making adjustments to account for excess cash on Giga's balance sheet, the implied equity valuation for Giga is $53.6 million, with a valuation range of $48.2 million to $58.9 million.

PRICE PREMIUM ANALYSIS

     Alliant Partners reviewed the consideration per share premium to be paid to Giga stockholders over Giga's stock prices. As of January 17, 2003, the premium over Giga's equity valuation per share of $3.79 was 25%. As of January 17, 2003, the premium over Giga's average closing stock price for the previous twelve months of $1.83 was 160%, and the premium over Giga's stock price on January 17, 2003 of $1.56 was 204%.

CONCLUSION

     While the foregoing summarizes the analyses and factors that Alliant Partners deemed material, it is not a comprehensive description of all analyses and factors considered by Alliant Partners. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alliant Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying Alliant Partners' fairness opinion. The conclusions reached by Alliant Partners may involve significant elements of subjective judgment and qualitative analysis. In performing its analyses, Alliant Partners considered general economic, market and financial conditions and other matters, many of which are beyond the control of Giga.

     Pursuant to its letter agreement with Giga, Alliant Partners will receive a fee for the fairness opinion rendered to the Board. Giga has also agreed to indemnify and hold harmless Alliant Partners and its affiliates and any person, director, employee or agent acting on behalf of Alliant Partners or any of its affiliates, or any person controlling Alliant Partners or its affiliates, for losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Alliant Partners as financial advisor to Giga. The terms of the fee arrangement with Alliant Partners, which Giga and Alliant Partners believe are customary in transactions of this nature, were negotiated at arm's-length.

     Alliant Partners' parent company, Silicon Valley Bancshares, holds warrants for Giga's stock. Silicon Valley Bancshares will receive value upon exercise of the warrants in connection with the Offer and/or the Merger.

     Alliant Partners was retained based on Alliant Partners' experience as a financial advisor. As part of its investment banking business, Alliant Partners is frequently engaged in the valuation of technology businesses and their securities in connection with mergers and acquisitions, sales and divestitures, joint ventures and strategic partnerships, private financings and other specialized studies.

 INTENT TO TENDER

     After reasonable inquiry and to the best knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company who owns Shares intends to tender in the Offer all Shares that each person owns of record or beneficially, other than Shares, if any, that any such persons may have the right to purchase by exercising stock options.

     Robert Weiler, a director of the Company who has stock options to purchase Shares that expire on January 31, 2003, has informed the Company that he intends to exercise these options prior to their expiration through a "cashless exercise" pursuant to which the value of Shares subject to the options are used to pay the exercise price and withholding taxes due at the time of exercise. The Company believes that the Shares to be received by Mr. Weiler through this cashless exercise will be tendered by Mr. Weiler in the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY

     No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution and delivery of the Merger Agreement and the Tender Agreements.

ITEM 7.  PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION

     The information contained in the Offer to Purchase filed as Exhibit (a)(2) herewith is incorporated herein by reference.

ITEM 9.  EXHIBITS

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
 (a)(1)       Letter to Stockholders of the Company dated January 27,
              2003.*
 (a)(2)       Offer to Purchase dated January 27, 2003 (incorporated by
              reference to Exhibit (a)(1) to Purchaser's Tender Offer
              Statement on Schedule TO, filed by Purchaser with respect to the Company on January 27, 2003 (the "Schedule TO")).
 (a)(3)       Form of Letter of Transmittal (incorporated by reference to
              Exhibit (a)(2) to the Schedule TO).
 (a)(4)       Information Statement of the Company dated January 27, 2003
              (included as Annex A hereto).*
 (a)(5)       Letter to Brokers, Dealers, Banks, Trust Companies and Other
              Nominees (incorporated by reference to Exhibit (a)(5) to the
              Schedule TO).
 (a)(6)       Letter to Clients for Use by Brokers, Dealers, Banks, Trust
              Companies and Other Nominees (incorporated by reference to
              Exhibit (a)(4) to the Schedule TO).
 (a)(7)       Joint Press Release dated January 21, 2003 regarding the
              proposed transaction among the Company, the Parent and the
              Purchaser (incorporated by reference to the Joint Press
              Release filed by the Company under the cover of Schedule
              14D-9 by the Company on January 21, 2003).
 (a)(8)       Notice of Guaranteed Delivery (incorporated by reference to
              Exhibit (a)(3) to the Schedule TO).
 (a)(9)       Summary Advertisement published January 27, 2003
              (incorporated by reference to Exhibit (a)(8) to the Schedule
              TO).
 (e)(1)       Agreement and Plan of Merger dated as of January 20, 2003 by and among the Company, the Parent and the Purchaser
              (incorporated by reference to Exhibit (d)(1) to the Schedule
              TO).
 (e)(2)       Confidentiality Agreement dated as of January 15, 2003
              between the Company and the Parent (incorporated by
              reference to Exhibit (d)(2) to the Schedule TO).
 (e)(3)       Opinion of Alliant Partners dated January 20, 2003 (included as Annex B hereto).*
 (e)(4)       Tender Agreement dated January 20, 2003 among the Purchaser,
              Parent and W.R. Hambrecht + Co., Inc. (incorporated by
              reference to Exhibit (d)(4) to the Schedule TO).
 (e)(5)       Tender Agreement dated January 20, 2003 among the Purchaser,
              Parent and W.R. Hambrecht + Co., LLC. (incorporated by
              reference to Exhibit (d)(5) to the Schedule TO).
 (e)(6)       Tender Agreement dated January 20, 2003 among the Purchaser,
              Parent and Gideon I. Gartner (incorporated by reference to
              Exhibit (d)(3) to the Schedule TO).
 (e)(7)       Letter Agreement dated as of January 20, 2003 among Park
              Avenue Equity Partners, L.P., Parent, the Purchaser and W.R.
              Hambrecht + Co., Inc. (incorporated by reference to Exhibit
              (d)(6) to the Schedule TO).

---------------

* Included with this Statement.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 14D-9 is true, complete and correct.

                                          GIGA INFORMATION GROUP, INC.

                                          By: /s/ JOHN F. ANDREWS
                                          --------------------------------------
                                          Name: John F. Andrews
                                          Title:  President and Chief Executive
                                          Officer

Dated: January 27, 2003

                                                                         ANNEX A

                          GIGA INFORMATION GROUP, INC.
                                139 MAIN STREET
                         CAMBRIDGE, MASSACHUSETTS 02142

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about January 27, 2003 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Giga Information Group, Inc. ("Giga" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Whitcomb Acquisition Corp. ( the "Purchaser"), a Delaware corporation, and a wholly-owned subsidiary of Forrester Research, Inc. ("Forrester"), a Delaware corporation, to a majority of seats on the Board of Directors of the Company (the "Board of Directors" or the "Board"). On January 20, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and Forrester, pursuant to which Purchaser is required to commence a tender offer to purchase all issued and outstanding shares (the "Shares") of common stock, par value $0.001 per share, of the Company (the "Common Stock") at a price per Share of $4.75 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated January 27, 2003, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on January 27, 2003. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (or, at Forrester's option, the Company will be merged with and into the Purchaser), with the surviving entity becoming a wholly owned subsidiary of Forrester (the "Merger"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares held in the treasury of the Company or held by any of the Company's wholly-owned subsidiaries, or by Forrester, Purchaser or any other wholly-owned subsidiary of Forrester and Shares held by stockholders validly exercising appraisal rights pursuant to
Section 262 of the DGCL) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration").

     The Offer, the Merger and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex A, which was filed by the Company with the Commission on January 27, 2003 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Forrester, Purchaser or Purchaser Designees (as defined herein) has been provided by Forrester. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on January 27, 2003. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on February 24, 2003, unless Purchaser extends it.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding that is currently entitled to vote at a meeting of the stockholders of the Company. As of the close of business on January 21, 2003, there were 10,788,872 outstanding shares of Common Stock, of which Forrester and Purchaser owned no Shares.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

     The Merger Agreement provides that promptly upon the first acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser shall be entitled to designate such number of directors on the Company's Board of Directors as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company's Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company's Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause the Purchaser's designees to be so elected; provided that in the event that the Purchaser's designees are appointed or elected to the Company's Board of Directors, until the Effective Time the Company's Board of Directors shall have at least three directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors is reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there is only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, Parent or the Purchaser, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable Law, the Company is required under the Merger Agreement to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company will make such mailing with the mailing of the Schedule 14D-9 (provided that the Purchaser has provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Purchaser's designees). In connection with the foregoing, the Company is required to promptly, at the option of the Purchaser, either increase the size of the Board of Directors of the Company or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Board of Directors of the Company as provided above.

     Purchaser will select its designees from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of Purchaser's designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, to the best of Purchaser's knowledge, except as set forth below, none of its designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Purchaser and the Company that have been described in the Schedule TO or the Statement.

NAME, CITIZENSHIP, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

     The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser's designees are set forth on Schedule I to the Offer to Purchase and are incorporated herein by reference. Unless otherwise indicated, each such person has held his or her present position as set forth in such Schedule for the past five years and each occupation refers to employment with Forrester. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is c/o Forrester Research, Inc., 400 Technology Square, Cambridge, Massachusetts.

     The persons who may be Purchaser Designees are George F. Colony, Henk W. Broeders, Robert M. Galford, George R. Hornig, Michael H. Welles, Richard C. Belanger, Tahar Bouhafs, Neil Bradford, Robert W. Davidson, Emily Nagle Green, Warren Hadley, Brian Kardon, Timothy J. Moynihan, Esq and Timothy M. Riley.

     The age, present principal occupation and five-year employment history of each Purchaser Designee are set forth on Schedule I to the Offer to Purchase and are incorporated herein by reference.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of Giga's common stock as of January 21, 2003 by: (1) each person known by Giga to own beneficially more than 5% of the outstanding shares of Giga's common stock; (2) each director; (3) each of the Named Executive Officers whose name appears in the summary compensation table; and (4) all directors and executive officers as a group.

                                                                            % OF SHARES
                                                              NUMBER OF     BENEFICIALLY
BENEFICIAL OWNER                                              SHARES(1)       OWNED(2)
----------------                                              ---------     ------------
Gideon I. Gartner...........................................  2,049,922(3)      19.0%
  146 W. 57th Street
  Apt. 72-A
  New York, NY 10019
W.R. Hambrecht + Co., LLC...................................  1,603,500(4)      14.9%
  550 15th Street
  San Francisco, CA 94103
S Squared Technology Corp. .................................    894,625(5)       8.3%
  515 Madison Avenue
  New York, NY 10022
21st Century Communications Partners, L.P...................    571,429(6)       5.3%
  767 Fifth Avenue, 45th floor
  New York, NY 10153
John Andrews................................................    500,000(7)       4.6%
Robert K. Weiler............................................    569,897(8)       5.3%
A.G.W. Biddle, III..........................................    485,324(9)       4.5%
Richard L. Crandall.........................................    387,572(10)      3.6%
Neill H. Brownstein.........................................    300,309(11)      2.8%
Victoria M. Lynch...........................................    165,200(12)      1.5%
Daniel Mahoney..............................................    146,109(13)      1.4%
Michael Faherty.............................................    119,633(14)      1.1%
John B. Landry..............................................     92,191(15)        *
Jean-Michel Six.............................................     70,257(16)        *
Judith Hamilton.............................................     25,000(17)        *
All directors and executive officers as a group (10
  persons)..................................................  2,266,235(18)     20.9%

---------------

  *  Less than 1%

 (1) Each stockholder possesses sole voting and investment power with respect to the shares listed, except as otherwise noted. Amounts shown include shares issuable within the 60-day period following January 21, 2003 pursuant to the exercise of options or warrants. The consummation of the Merger affects the exercisability of options; for purposes of calculating this table, Giga has assumed that the Merger will be consummated within the 60-day period following January 21, 2003.

 (2) On January 21, 2003, there were 10,788,872 shares of Giga's common stock outstanding.

 (3) Includes 200,334 shares of Giga's common stock that are held of record by members of Mr. Gartner's family. Mr. Gartner disclaims beneficial ownership of shares held by members of his family.

 (4) W.R. Hambrecht + Co., Inc. ("WRH") and W.R. Hambrecht + Co., LLC ("LLC") own 1,300,000 and 303,500 shares of Giga common stock, respectively. W.R. Hambrecht + Co., Inc. is the sole member of, and holds 100% of the equity interests in, W.R. Hambrecht + Co., LLC (as reported in a Form 13D/A filed with the Securities and Exchange Commission on December 16, 2002). As of September 30, 2002, Mr. William R. Hambrecht had a 17.3% ownership interest in WRH and was the sole Manager of W.R. Hambrecht + Co., LLC. Mr. Hambrecht does not directly own any shares of Giga common stock. As a 17.3% owner of WRH and as sole Manager of the LLC, Mr. Hambrecht may be deemed to beneficially own the 1,300,000 shares owned directly by WRH and the 303,500 shares owed by the LLC. Mr. Hambrecht disclaims beneficial ownership of all shares of Giga common stock other than with respect to the 277,405 shares of common stock representing his proportionate ownership interest in WRH and the LLC. Certain shares of Giga common stock are subject to pledges and Tender Agreements (as reported in the Schedule TO and incorporated by reference herein).

 (5) S Squared Technology Corp. beneficially owns 894,625 shares of Giga common stock (as reported a Schedule 13G/A filed with the Securities and Exchange Commission on December 31, 2001). The sole power to dispose of these shares is held by Seymour L. Goldblatt, President, S Squared Technology Corp.

 (6) Includes 387,443 shares of Giga's common stock held by 21st Century Communications Partners LP, 131,853 shares of Giga's common stock held by 21st Century Communications T-E Partners LP and 52,133 shares of Giga's common stock held by 21st Century Communications Foreign Partners LP.

 (7) Includes options to purchase 500,000 shares of Giga's common stock issued pursuant to the Giga 1999 Share Incentive Plan.

 (8) Includes options to purchase 509,897 shares of Giga's common stock issued pursuant to the Giga 1999 Share Incentive Plan.

 (9) Includes 320,000 shares of Giga's common stock held by Novak Biddle Venture Partners, LP (77,143 shares of which are subject to the exercise of warrants), 1,167 shares of Giga's common stock held by Southgate Partners I, 1,167 shares of Giga's common stock held by Southgate Partners II, and 1,167 shares of Giga's common stock held by Southgate Partners III. Also includes options to purchase 57,000 shares of Giga's common stock that were granted to Mr. Biddle pursuant to the Giga 1997 Director Option Plan. Mr. Biddle disclaims beneficial ownership except to the extent of his pecuniary interest in the Novak Biddle shares, and he disclaims beneficial ownership of the Southgate Partners shares that are held in trusts of which he is trustee for his minor children. Mr. Biddle beneficially owns directly 104,823 shares of Giga's common stock.

(10) Includes 31,905 shares of Giga's common stock held by R. Crandall Trust, of which Mr. Crandall serves as trustee and 4,000 shares of Giga's common stock owned by Mr. Crandall's spouse. Also includes options to purchase 106,667 shares of Giga's common stock that were granted to

     Mr. Crandall pursuant to the Giga 1995 Stock Option/Stock Issuance Plan, options to purchase 16,333 shares of Giga's common stock that were granted pursuant to the Giga 1996 Option Plan, options to purchase 59,000 shares of Giga's common stock that were granted pursuant to the 1997 Director Option Plan and options to purchase 37,500 shares of Giga's common stock that were granted pursuant to the 1999 Share Incentive Plan.

(11) Includes 4,000 shares of Giga's common stock held by Mr. Brownstein's children and 5,333 shares of Giga's common stock held by Mr. Brownstein and his spouse jointly. Also includes options to purchase 59,000 shares of Giga's common stock that were granted to Mr. Brownstein pursuant to the Giga 1997 Director Option Plan. Mr. Brownstein disclaims beneficial ownership of the 2,000 shares of Giga's common stock held by Will Gordon, the adult child of his spouse. Mr. Brownstein disclaims beneficial ownership of 2,000 shares of Giga's common stock held by his minor child, Emily Hamilton; however, Mr. Brownstein exercises investment and voting power over these shares.

(12) Includes options to purchase 5,000 shares of Giga's common stock that were granted to Ms. Lynch pursuant to the Giga 1995 Stock Option/Stock Issuance Plan, options to purchase 1,834 shares of Giga's common stock pursuant to the Giga 1996 Option Plan and options to purchase 158,166 shares of Giga's common stock pursuant to the Giga 1999 Share Incentive Plan.

(13) Includes options to purchase 8,000 shares of Giga's common stock granted to Mr. Mahoney pursuant to the Giga 1995 Stock Option/Stock Issuance Plan, options to purchase 14,167 shares of Giga's common stock pursuant to the Giga 1996 Option Plan and options to purchase 107,000 shares of Giga's common stock pursuant to the Giga 1999 Share Incentive Plan.

(14) Includes 10,000 shares of Giga common stock owned jointly by Mr. Faherty and his spouse and 49,633 shares of Giga common stock owned by Faherty Property Co., Ltd. Mr. Faherty and his spouse are General Partners of Faherty Property Co., Ltd. Also includes options to purchase 15,000 shares of Giga's common stock granted pursuant to the Giga 1999 Share Incentive Plan pursuant to Mr. Faherty's Consulting Agreement with Giga (see "Certain Relationships and Related Transactions") and options to purchase 45,000 shares of Giga common stock granted pursuant to the Giga 1997 Director Option Plan.

(15) Includes options to purchase 1,667 shares of Giga's common stock that were granted to Mr. Landry pursuant to the Giga 1996 Option Plan, options to purchase 25,000 shares of Giga's common stock that were granted under Mr. Landry's Consulting Agreement with Giga (see "Certain Relationships and Related Transactions") pursuant to the Giga 1999 Share Incentive Plan and options to purchase 53,000 shares of Giga's common stock pursuant to the Giga 1997 Director Option Plan.

(16) Includes options to purchase 70,257 shares of Giga's common stock that were granted to Dr. Six pursuant to the Giga 1999 Share Incentive Plan. Dr. Six left Giga on January 3, 2003.

(17) Includes options to purchase 25,000 shares of Giga's common stock pursuant to the Giga 1997 Director Plan.

(18) Includes 1,281,231 shares of Giga's common stock issuable upon exercise of options and 77,143 shares of Giga's common stock issuable upon exercise of warrants held by all directors and executive officers as a group.

                               TERMS OF DIRECTORS

     The Board of Directors presently consists of eight members. The directors are divided into three classes, each serving for a period of three years. All biographical information is as of the date of the Proxy Statement for the Annual Meeting of Stockholders that was held on July 29, 2002, except with respect to John Andrews and Judith Hamilton, and where necessary to update arrangements involving the Company.

CLASS I (TERMS EXPIRE IN 2005)

     A.G.W. ("Jack") Biddle, III, 41, has served as a director of Giga since May 1999. He co-founded Novak Biddle Venture Partners in 1996 and serves as one of its General Partners. In 1995, Mr. Biddle was an independent consultant and investor. During that period, he was a consultant to Giga on its acquisition of BIS Strategic Decisions, Inc. From 1990 to 1995, Mr. Biddle was CEO of InterCap Graphics Systems, Inc. From 1987 to 1990, Mr. Biddle was with Vanguard Atlantic, Ltd., a merchant banking group focused on software and telecommunications. From 1985 to 1987, Mr. Biddle was an IT industry analyst with Gartner Group, Inc. and Executive Assistant to the then CEO, Gideon I. Gartner. During that period, Mr. Biddle was Secretary of Gartner Group's Executive Committee and published original research on global issues in IT with emphasis on telecommunications. He has been a member of the Computer & Communications Industry Association since 1983 and a member of its Board since 1990. Mr. Biddle is a director of Paratek Microwave, Matrics, Inc. and the Mid-Atlantic Venture Association, and a Board observer at Blackboard, Inc., ObjectVideo, Inc. and Tantivy Communications, Inc. He received a B.A. degree in Economics from the University of Virginia.

     Neill H. Brownstein, 58, has served as a director of Giga since July 1995. Since January 1995, he has been a private investor. He also serves as a director of VYYO, Inc., a supplier of broadband wireless access systems used by telecommunications service providers. From 1970 to January 1995, Mr. Brownstein was associated with Bessemer Securities Corporation and was a founder and general partner of three affiliated venture capital funds: Bessemer Venture Partners L.P., Bessemer Venture Partners II L.P., and Bessemer Venture Partners III L.P., for which he currently serves as a Special General Partner. Since 1970, he has been President of Neill H. Brownstein Corporation, an investment management counseling enterprise. Mr. Brownstein received a B.A. from Columbia College of Columbia University and an M.B.A. from the Kellogg School of Management of Northwestern University. Between 1979 and 1988, Mr. Brownstein also served as a director of Gartner Group, Inc.

     Robert K. Weiler, 51, has served as a director of Giga since October 1999. He was Giga's President and Chief Executive Officer from August 1999 until October 2002. He is currently the President and Chief Executive Officer of PhaseForward, Inc, a provider of clinical data management services and products for the drug-care industry. From December 1995 to August 1999, he was President and Chief Executive Officer of Eastman Software, Inc.(formerly Wang Software). From January 1991 to December 1995 he served as Senior Vice President, Worldwide Sales & Marketing, Service & Support for Lotus Development Corporation. From October 1988 to January 1991 he was President and Chief Operating Officer of Interleaf, Inc., a hardware and electronic publishing/document management software company. From August 1986 to September 1987, Mr. Weiler served as Executive Vice President, Worldwide Sales & Marketing for Cullinet Software, Inc. He was appointed President and Chief Operating Officer in August 1987 and served in that capacity until September 1988. From August 1985 to 1986 Mr. Weiler was Chief Executive Officer and President of Distribution Management Systems, Inc., an application software company acquired by Cullinet. From 1976 to 1985 Mr. Weiler served in a variety of management positions for McCormack and Dodge, Inc., a privately held software company until purchased by Dun & Bradstreet Software in 1983. Mr. Weiler holds a B.A. degree from Saint Anselm College.

CLASS II (TERMS EXPIRE IN 2003)

     Richard L. Crandall, 58, has served as a director of Giga since August 1995 and has been a consultant to Giga since August 2002. Prior to that, he was a consultant to Giga from July 1998 until June 30, 2000. He has served as Giga's non-executive Chairman of the Board of Directors since August 29, 2002. He was founder of Comshare, Inc., a decision support software company, serving as its Chief Executive Officer from 1970 until 1994 and Chairman until April 1997. Mr. Crandall chairs the Enterprise Software Roundtable, consisting of the CEO's and COO's of the thirty largest enterprise software companies. He currently serves on the Board of Directors of several publicly held companies and a number of Internet ventures. He is chairman of SolidSpeed, Inc., an internet content delivery Services firm, and is a general partner in Arbor Partners, LLC, an eCommerce venture capital fund. Mr. Crandall received a B.S. in electrical engineering, a B.S. in mathematics and an M.S.E. in industrial engineering from the University of Michigan.

     John Andrews, 49, has served as Giga's President and Chief Executive Officer and as one of its directors since November 2002. From 2001 to 2002, he was the Chief Executive Officer and a director of

Op40, Inc., a provider of software that enables the distribution of Web application components across the Internet. During 2001, Mr. Andrews was Co-Chief Executive Officer of Med Diversified, Inc. and Chairman and Chief Executive Officer of Trestle Corporation, its subsidiary. Med Diversified, Inc. and Trestle Corporation filed for bankruptcy protection in 2002. From 2000 to 2001, Mr. Andrews was Chairman of the Board and Chief Executive Officer of eMedSoft.com, a health services and technology that was the predecessor company to Med Diversified, Inc. From 1999 to 2000, he was Chief Executive Officer and Chairman of the Board of Sanga Corporation, a supplier of Java-based products that filed for bankruptcy protection in 1999. From 1996 to 1998, Mr. Andrews served as President and Chief Information Officer for CSX Technology, a subsidiary of CSX Corporation, a company that offers information technology applications including freight scheduling, tracking and monitoring, as well as more comprehensive functions such as data resource management, system architecture and network management. Mr. Andrews received an M.B.A. from the University of Puget Sound and a B.S. degree in business administration from Whitworth College.

     Judith Hamilton, 58, has served as a director of Giga since January 2003. From January 1999 to May 2002, she served as Chief Executive Officer of Classroom Connect, Inc., a provider of web-based products and services, focusing on K-12 education. From 1996 to 1998, she served as President and Chief Executive Officer of FirstFloor, Inc., a supplier of web-based document delivery technologies and products. From 1992 to 1996, she served as President and Chief Executive Officer of Dataquest, Inc, an information technology market-research, analysis and consulting firm. She is a director of the following entities:
Artistic Media Partners, Inc., R.R. Donnelley & Sons, Inc., Commonwealth Club of Silicon Valley and the National Park Foundation. Ms. Hamilton received a B.A in History and Political Science from Indiana University.

CLASS III (TERMS EXPIRE IN 2004)

     Michael E. Faherty, 67, has served as director of, and consultant to, Giga since July 2001. Since February 1997, he has been a principal of MICO, Inc., a general business consulting and contract executive firm. In connection with that business, he has served as an executive for various companies. Since 1994, he has served as Chairman of Storage Engine, Inc. ("SEI"), a provider of imaging services and open systems-based networked computing solutions that incorporate SEI's mass storage enhancement products. From December 1994 until June 1996, he was also SEI's Chief Executive Officer. From January 1992 to January 1994, he was President and Chief Executive Officer of Shared Financial Systems, Inc. He has also served for varying periods of time as either Chief Executive or Chief Operating Officer of Intec Corp., Information Magnetics, Cable & Wireless North America, Digital Sound Corporation, and BancTec, Inc. He is a director of the following corporations: Agents Advance Inc., and STI, Inc.

     John B. Landry, 54, has served as a director of Giga since August 1999 and on the Board of Advisors since March 1996. He was a consultant to Giga from August 1999 to August 31, 2001. Since 2001, Mr. Landry has been Chairman of Lead Dog Ventures, a firm providing emerging technology companies access to intellectual, relationship and financial capital. From 1995 to 2000, Mr. Landry served as vice president of technology strategy for IBM. From February 1999 to June 2000, Mr. Landry also served as chairman of AnyDay.com, Inc., an Internet calendar and personal information management company. From March 1996 to January 1999, he also served as chairman of Narrative Communications, an Internet-based media advertising and direct marketing company. From December 1990 to June 1995, Mr. Landry served as the senior vice president of development and chief technology officer for Lotus Development Corporation, a provider of software products and services. He also serves as a director of Lante Corporation, a business systems integration firm; MCK Communications, Inc., a voice-over-IP telecommunications company; as well as several other private companies.

ADDITIONAL INFORMATION REGARDING THE BOARD OF DIRECTORS

     Board Committees. The Board of Directors has established two committees -- the Audit Committee and the Compensation Committee.

     Audit Committee. The Audit Committee, consisting of Neill H. Brownstein, A.G.W. Biddle, III and Michael E. Faherty, assists the Board of Directors in fulfilling its responsibility to oversee management's conduct of Giga's financial reporting process, including the selection of Giga's outside auditors and the review of the financial reports and other financial information provided by Giga to any governmental or regulatory body, the public or other users thereof, Giga's systems of internal accounting and financial controls, and the annual independent audit of Giga's financial statements.

     The Audit Committee held 11 meetings during the last fiscal year. The Audit Committee is governed by a written charter approved by the Board of Directors. All members of the Audit Committee are "independent" under the rules applicable to the Nasdaq SmallCap Market, which were applicable to Giga until March 23, 2001, when the listing of its common stock was transferred to the OTC Bulletin Board.

     The information contained in this information statement with respect to the Audit Committee charter and the independence of the members of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Giga specifically incorporates it by reference in such filing.

     Compensation Committee. The Compensation Committee members are Neill H. Brownstein, A.G.W. Biddle, III and Judith Hamilton. The Compensation Committee, among other things, has the authority to establish and approve compensation plans and arrangements with respect to Giga's executive officers and administers certain employee benefit plans, including the Giga 1999 Share Incentive Plan.

     Board and Board Committee Meetings. In fiscal 2002, the Board of Directors met 13 times, the Compensation Committee met 10 times and the Audit Committee met 11 times. During such year, each director attended at least 75% of the aggregate number of meetings of the Board of Directors and committees on which he served while a member thereof.

     Compensation of Directors. Each director of Giga who is not a full-time employee of Giga or any subsidiary (a "non-employee director") is reimbursed for expenses incurred in connection with attendance at the meetings of the Board of Directors and committees thereof and is entitled to receive stock options under Giga's existing 1997 Director Option Plan (the "Director Plan"). Directors who are full-time employees of Giga currently receive no compensation for serving as directors. Mr. Weiler, who is formerly Giga's Chief Executive Officer, has not received any options as director of Giga.

     The Director Plan, adopted in June 1997 and amended in March 2000, June 2001 and June 2002, provides for the grant of stock options to non-employee directors. Only nonqualified options not entitled to special tax treatment under
Section 422 of the Code may be granted under the Director Plan. For a discussion of certain consulting arrangements between Giga and Messrs. Crandall and Faherty, respectively, see "Certain Relationships and Related Transactions."

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following table sets forth a summary of all compensation awarded or paid to or earned by the Chief Executive Officer, and the other executive officers of Giga whose total salary and bonus in fiscal 2002 exceeded $100,000 (sometimes collectively referred to as the "Named Executive Officers") for services rendered in all capacities to Giga (including its subsidiaries) for the fiscal years ended December 31, 2002, 2001 and 2000, respectively.

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                                                              ------------
                                                    ANNUAL COMPENSATION        SECURITIES
                                                ---------------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                     YEAR   SALARY($)   BONUS($)    OPTIONS(#)
---------------------------                     ----   ---------   --------   ------------
JOHN ANDREWS..................................  2002     50,000(2)              600,000(3)
  President and Chief Executive Officer(1)
ROBERT K. WEILER..............................  2002    250,000         --           --
  Former Chairman, President and                2001    300,000         --      250,000(6)
  Chief Executive Officer(4)                    2000    300,000(5)      --           --
VICTORIA M. LYNCH.............................  2002    154,550         --           --
  Sr. Vice President, CFO,                      2001    153,333         --      130,000(8)
  Treasurer, Secretary(7)                       2000    128,333     21,000       21,733
DANIEL MAHONEY................................  2002    214,200         --           --
  Sr. Vice President,                           2001    207,917         --       95,000(9)
  Research                                      2000    198,771     20,000       40,000
JEAN-MICHEL SIX...............................  2002    195,000     30,971           --
  Sr. Vice President, Worldwide                 2001    193,958     53,471      115,000(10)
  Sales and Mktg                                2000    127,500     74,883       60,000

---------------

(1) Mr. Andrews was elected President and Chief Executive Officer of Giga on November 1, 2002.

(2) Reflects compensation paid in 2002 and does not include expenses eligible for reimbursement in 2003 under Mr. Andrews' Employment Agreement. For a discussion of Mr. Andrews' Employment Agreement, see "Employment Contracts."

(3) Mr. Andrews was granted 600,000 options under the Giga 1999 Share Incentive Plan at a price of $1.45 per share pursuant to his employment agreement. (see "Employment Contracts").

(4) Mr. Weiler was elected President and Chief Executive Officer of Giga on May 13, 1999. He was elected Chairman of the Board effective as of October 26, 1999. Mr. Weiler did not commence receiving compensation as a full-time employee until August 15, 1999, other than the grant to him on May 13, 1999 of options to purchase 600,000 shares of Giga's common stock. Mr. Weiler resigned as President and Chief Executive Officer effective October 31, 2002.

(5) Effective October 26, 1999, Mr. Weiler agreed to defer receipt, without interest, of his calendar year 2000 base salary and bonus until 2001. Mr. Weiler's salary was paid on February 15, 2001. Mr. Weiler did not receive a bonus payment for 2000 or 2001.

(6) Mr. Weiler was granted 250,000 options to purchase Giga common stock at various dates between January 19, 2001 and July 18, 2001 at prices between $0.79 and $2.75 per share under the Giga 1999 Share Incentive Plan. Options to purchase 75,000 shares at a price of $0.79 per share are performance based and become exercisable in full on July 18, 2005.

(7) Ms. Lynch was elected Sr. Vice President, Chief Financial Officer, Secretary and Treasurer on July 18, 2001.

(8) Ms. Lynch was granted 130,000 options to purchase Giga common stock on various dates between July 6, 2001 and July 18, 2001 at prices between $0.79 and $2.00 per share under the Giga 1999 Share Incentive Plan. Options to purchase 40,000 shares at a price of $0.79 per share are performance based and become exercisable in full on July 18, 2005.

(9) Mr. Mahoney was granted 95,000 options to purchase Giga common stock on various dates between January 19, 2001 and July 18, 2001 at prices between $0.79 and $2.75 per share under the Giga 1999 Share Incentive Plan. Options to purchase 40,000 shares at a price of $0.79 per share are performance based and become exercisable in full on July 18, 2005.

(10) Dr. Six was granted 115,000 options to purchase Giga common stock on various dates between January 11, 2001 and July 18, 2001 at prices between $0.79 and $2.63 per share under the Giga 1999 Share Incentive Plan. Options to purchase 40,000 shares at a price of $0.79 per share are performance based and become exercisable in full on July 18, 2005.

                             OPTION GRANTS IN 2002

     The following table shows all grants of options to the Named Executive Officers for the fiscal year ended December 31, 2002, all of which were granted under the Giga 1999 Share Incentive Plan.

                                              INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE VALUE
                          ----------------------------------------------------------     AT ASSUMED ANNUAL RATES
                            NUMBER OF                                                        OF STOCK PRICE
                           SECURITIES     % OF TOTAL OPTIONS   EXERCISE                  APPRECIATION FOR OPTION
                           UNDERLYING         GRANTED TO       OR BASE                           TERM(1)
                             OPTIONS         EMPLOYEES IN       PRICE     EXPIRATION   ---------------------------
NAME                       GRANTED(#)       FISCAL YEAR(2)      ($/SH)       DATE         5% ($)        10% ($)
----                      -------------   ------------------   --------   ----------   ------------   ------------
John Andrews............     600,000             74.5%           1.45      11/1/13      1,417,138      2,256,556

---------------

(1) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, computed annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of Giga's common stock, the optionholders' continued employment through the option period and the date on which the options are exercised.

(2) Based on an aggregate of 805,300 options granted to employees in fiscal year 2002, including options granted to Named Executive Officers.

(3) Of the 600,000 options granted to Mr. Andrews, 344,825 are intended to be Incentive Stock Options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and 255,175 do not constitute Incentive Stock Options ("Nonqualified Stock Options").

                       OPTION VALUES AT DECEMBER 31, 2002

     No options were exercised by any of the Named Executive Officers during the fiscal year ended December 31, 2002. The following table provides information as to the value of options held by the Named Executive Officers as of December 31, 2002.

                                           NUMBER OF SECURITIES
                                          UNDERLYING UNEXERCISED         VALUES OF UNEXERCISED
                                                OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                            FISCAL YEAR END (#)          FISCAL YEAR END($)(1)
                                        ---------------------------   ---------------------------
NAME                                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                    -----------   -------------   -----------   -------------
John Andrews..........................         --        600,000            --             --
Robert K. Weiler......................    509,897             --        14,375             --
Victoria M. Lynch.....................     55,576        109,424         8,145         33,254
Daniel Mahoney........................     95,348         89,652         5,702         28,798
Jean-Michel Six.......................     69,007        105,993         5,702         28,798

---------------

(1) Represents the total gain that would be realized if all in-the-money options held at December 31, 2002 were exercised, determined by multiplying the number of shares underlying the options by the difference between $1.25 (the closing price of Giga's common stock on December 31, 2002) and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the options.

EMPLOYMENT CONTRACTS

     Robert K. Weiler. Giga entered into an employment agreement with Mr. Weiler, dated May 13, 1999, pursuant to which Mr. Weiler agreed to serve as the President and Chief Executive Officer of Giga. Mr. Weiler did not commence serving as a full-time employee until August 15, 1999. As compensation for his services as President and Chief Executive Officer, Giga agreed to pay Mr. Weiler an annual salary at the rate of $300,000 per annum, subject to adjustment annually, and an initial signing bonus of $50,000. Pursuant to the agreement, Mr. Weiler also was awarded options to purchase 600,000 shares of Giga's common stock under the Giga 1999 Share Incentive Plan at an exercise price of $3.938 per share. In addition, Mr. Weiler was entitled to participate in Giga's annual bonus plan for its executives, which plan provides that Mr. Weiler could receive a cash bonus of up to 100% of his then base salary. Giga had the right to terminate Mr. Weiler's employment, with or without cause, and Mr. Weiler had the right to terminate his employment agreement with Giga for any reason whatsoever. Effective as of October 26, 1999, Mr. Weiler agreed to defer receipt, without interest, of his calendar year 2000 base salary and bonus. Mr. Weiler's 2000 base salary was paid on February 15, 2001. Mr. Weiler resigned as Chief Executive Officer and President of Giga, effective October 31, 2002, at which time this agreement was terminated.

     John Andrews. Giga entered into an employment agreement with Mr. Andrews, dated November 1, 2002, pursuant to which Mr. Andrews has agreed to serve as the President and Chief Executive Officer of Giga. As compensation for his services as President and Chief Executive Officer, Giga agreed to pay Mr. Andrews an annual salary at the rate of $300,000 per annum, subject to adjustment annually. Pursuant to the agreement, Mr. Andrews also was awarded options to purchase 600,000 shares of Giga's common stock under the Giga 1999 Share Incentive Plan at an exercise price of $1.45 per share. Options to purchase 500,000 of such shares are subject to acceleration as follows: 250,000 shares accelerate upon a change of control of the Company and the remaining 250,000 shares accelerate upon termination of his employment by the new owner. In addition, Mr. Andrews may receive a cash bonus of up to 100% of his then base salary. He is also entitled to expense reimbursement for business-related expenses and Giga agreed to reimburse him for temporary living expenses of up to $5,000 per month (for three months after the commencement of his services), reasonable relocation expenses of up to $35,000, and for the monthly lease and insurance costs of an automobile for personal use, the retail value of which is not to exceed $50,000. Giga has the right to terminate Mr. Andrews's employment, with or without cause, and Mr. Andrews has the right to terminate his employment agreement with Giga for any reason whatsoever.

     For a discussion of certain consulting arrangements with Messrs. Crandall and Faherty, respectively, see "Certain Relationships and Related
Transactions -- Consulting Agreements."

                     COMPENSATION COMMITTEE INTERLOCKS AND
                             INSIDER PARTICIPATION

     The members of the Compensation Committee currently are Neill H. Brownstein, A.G.W. Biddle, III and Judith Hamilton, none of whom is or has been an officer or employee of Giga.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CONSULTING AGREEMENTS

  FAHERTY CONSULTING AGREEMENT

     Effective as of July 18, 2001, Giga entered into a consulting agreement with Michael Faherty that will terminate upon the occurrence of the earlier of the two-year period ending July 17, 2003, or the completion of his consulting duties. The agreement provides that Mr. Faherty will devote an average minimum of 15 hours per month to Giga in connection with his consulting duties. Either party may terminate the agreement upon not less than 60 days' prior written notice. In consideration for his services, Giga granted to Mr. Faherty an option to purchase 15,000 shares of Giga's common stock.

  CRANDALL CONSULTING AGREEMENTS

     Effective as of August 29, 2002, Giga entered into a consulting agreement with Richard L. Crandall that terminated on December 1, 2002. The agreement provides that Mr. Crandall will devote approximately 1/3 of his business time to Giga in connection with his consulting duties. Either party had the ability to terminate the agreement upon not less than 30 days' prior written notice. In consideration for his services, Giga paid Mr. Crandall a fee of $11,111 per month for the term of the agreement, granted to him an option to purchase 30,000 shares of Giga's common stock and an option to purchase an additional 5,000 shares that were granted to him on the last business day of each month during the term of the agreement.

     Effective as of December 1, 2002, Giga entered into a consulting agreement with Richard L. Crandall for a one-year period, ending on November 30, 2003. The agreement provides that Mr. Crandall will devote approximately 1/6 of his business time to Giga in connection with his consulting duties. Either party has the ability to terminate the agreement upon not less than 30 days' prior written notice. In consideration for his services, Giga will pay Mr. Crandall a fee of $5,555 per month for the term of the agreement, and authorized the grant to him of an option to purchase 2,500 shares of Giga's common stock on the last business day of each month during the term of the agreement.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Giga's officers and directors, and any persons who own more than ten percent of Giga common stock, to file forms reporting their initial beneficial ownership of Giga common stock and subsequent changes in that ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent beneficial owners are also required to furnish Giga with copies of all such
Section 16(a) forms they file. Based solely upon a review of the copies of the forms furnished to Giga, or written representations from certain reporting persons that no Forms 5 were required for late filings, Giga believes that during the 2002 fiscal year all Section 16(a) filing requirements were in compliance.

                                                                         ANNEX B

[ALLI&NT LETTERHEAD]

PERSONAL & CONFIDENTIAL

January 20, 2003
Board of Directors
Giga Information Group, Inc.
139 Main Street, 5th Floor
Cambridge, MA 02142

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to be received in the Offer and the Merger (each as defined below) by the common stockholders of Giga Information Group, Inc. ("Giga" or the "Company"). As contemplated by the Agreement and Plan of Merger (the "Agreement") dated as of January 20, 2003, (1) a subsidiary of Forrester Research, Inc. ("Forrester") will commence a tender offer (the "Offer") to purchase all outstanding shares of common stock, $0.001 par value (the "Shares"), of the Company for $4.75 per Share in cash (the "Consideration") and
(2) following the Offer, such subsidiary will merge with the Company (the "Merger" and, collectively with the Offer, the "Transaction") and each Share (other than Shares owned by Forrester or any subsidiary and Shares held by any holders properly exercising appraisal rights under Delaware law) will be converted into the right to receive the Consideration, all upon the terms and subject to the conditions of the Agreement. Based on 10,878,872 Shares projected to be outstanding as of the Closing of the Offer, the cash consideration to be received by Giga common stockholders is valued at $51.67 million. Upon consummation of the Offer, substantially all outstanding options and warrants to purchase Shares (the "Giga Options and Warrants") will be canceled. However, holders of any vested Giga Options and Warrants with an exercise price below the Consideration will be entitled to receive a payment in cash in connection with the Transaction equal to approximately $8.46 million in the aggregate (assuming the Transaction closes on February 28, 2003), determined net of exercise price. Accordingly, the total consideration to be received by Giga common stockholders and holders of vested Giga Options and Warrants with exercise prices below the Consideration is valued at $60.13 million.

     For purposes of the opinion set forth herein, we have:

          (a) Discussed the past and current operations, financial condition and prospects for Giga with senior executives of Giga;

          (b) Discussed with the senior executives of Giga the strategic objectives of the Transaction;

          (c) Reviewed certain internal financial statements and other financial and operating data concerning Giga prepared by Giga management;

          (d) Reviewed public financial statements and other information concerning Giga;

          (e) Analyzed certain financial projections for Giga prepared by Giga management;

          (f) Compared the financial performance of Giga with that of certain other comparable publicly-traded companies and the prices paid for securities of those publicly-traded companies;

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
Board of Directors                                                       Page  2
Giga Information Group, Inc.                                    January 20, 2003

          (g) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions of companies comparable to Giga;

          (h) Assessed Giga's value using a discounted cash flow analysis of projected future cash flows;

          (i) Reviewed the Agreement and certain related documents and discussed the proposed terms of the Transaction with senior executives of Giga; and

          (j) Performed such other analyses and considered such other factors as we have deemed appropriate.

     For the purposes of this opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us or discussed with us and have further relied upon the assurances of the management of Giga that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to the financial projections of Giga, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. The financial and other information regarding Giga reviewed by or discussed with Alliant Partners in connection with the rendering of this opinion was limited to information provided by Giga management and certain discussions with Giga regarding the Company's financial condition and future prospects as well as the strategic objectives of the Transaction. In addition, we have assumed that the Transaction will be consummated in a timely fashion in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of Giga, nor have we been furnished with any such appraisals. Our opinion is necessarily based on the economic, market and other conditions in effect on, and the information made available to us as of, the date hereof.

     Our opinion addresses only the fairness of the consideration to be received by the common stockholders of the Company in the Transaction, from a financial point of view, and we do not express any views on any other terms of the proposed Transaction or the business or economic bases underlying the Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction. This opinion is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement. This opinion does not constitute a recommendation as to how any holder of Company stock should vote with respect to such transaction.

     Alliant Partners' parent company, Silicon Valley Bancshares, holds warrants for Giga's stock. Silicon Valley Bancshares will receive value upon exercise of the warrants in connection with the Offer and/or the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the total consideration to be received in the Offer and the Merger by Giga's stockholders is fair to Giga's stockholders from a financial point of view.

                                          Very truly yours,

                                          -s- Alliant Partners

                                          Alliant Partners

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